

Mail Stop 4720

March 22, 2016

Gene Nelson
President and Chief Executive Officer
All Soft Gels, Inc.
3904 West 3930 South
Salt Lake City, UT 84128

> **Re: All Soft Gels, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed March 7, 2016**
> **File No. 333-209325**

Dear Mr. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 including that you currently have a substantial order in progress. Please provide additional detail regarding the order including the size of the order, whether you have received payment for the order, whether you have begun manufacturing the product and when the order will be completed. Additionally, we note that you continue to indicate in your filing that you are not currently offering this product to anyone and that you have not generated any sales. Please update your disclosure to describe the current status of your business.

Prospectus Summary, page 1

2. Please identify the agencies that impose strict guidelines on Soft Gels Technologies.

Risk Factors

If we do not obtain additional financing . . .page 5

3. We note your response to our prior comment 10 indicating that Mr. Nelson has already accrued enough funding for working capital to manufacture the product for fulfillment of initial orders. Please revise your disclosure to provide additional detail regarding the funding he secured. You should discuss the type of funding obtained, the source of the funding and the amount. If this funding is a personal loan provided by Mr. Nelson, indicate if all of the proceeds are for manufacturing expenses or if the proceeds will be used for any other corporate purposes. Please file any loan agreements as exhibits to the registration statement. If there are no loan agreements, disclose the material terms of the loan.

Side Effects of the Product, page 6

4. We note that you have added a risk factor regarding the side effects of your product, but your discussion actually indicates the absence of a risk. Moreover, you state that the product has no side effects if used correctly. Your statement that Mr. Nelson and several other individuals who have been taking this product have not experienced side effects is not persuasive evidence that there are no side effects if taken as recommended. We note that multiple medical sources, including websites such as WebMD.com indicate that Kre-Alkalyn does have certain side effects including loss of appetite, stomach discomfort, diarrhea, or nausea. Please revise your risk factor disclosure to discuss these reported side effects of Kre-Alkalyn and how those side effects could impact your business.

Ability to Manufacture Products Until Sales are Made . . . page 7

5. Your risk factor caption contradicts the discussion. If you will be dependent on customer prepayments for future orders, please revise the discussion to clarify. If you believe you will not be dependent on prepayments going forward, please identify the funds you expect to use for future manufacturing purposes.

Description of Business, page 20

6. Please delete the statement that your product does not have the side effects associated with creatine powders as the number users is not sufficient to support the statement.

7. Please revise to describe the material terms of your verbal agreement with Soft Gels Technologies.

Gene Nelson
All Soft Gels, Inc.
March 22, 2016
Page 3

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

8. We note your statement on page 6that the costs of the offering are expected to be $20,000. Please complete expense table.

      Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any other questions.

      Sincerely,

      /s/ Suzanne Hayes
      Suzanne Hayes
      Assistant Director
      Office of Healthcare and Insurance

cc (via email):
Keith N. Hamilton, Esq.